

December 19, 2012

<u>Via E-mail</u>
Mr. John Aglialoro
Chairman and CEO
Cybex International, Inc.
10 Trotter Drive
Medway, MA 02053

> **Re: Cybex International, Inc.**
> **Amendment No. 1 to Transaction Statement on Schedule 13E-3**
> **Filed on December 14, 2012 by Cybex International, Inc., UM Holdings, Ltd.,**
> **CYB Merger Corp., John Aglialoro and Joan Carter**
> **File No. 005-32835**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 14, 2012 by Cybex International, Inc.**
> **File No. 001-08146**

Dear Mr. Aglialoro:

We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1.   Please include Annexes C and D in your filing in full.

<u>Background of the Merger, page 15</u>

2.   In response to prior comment 6, you have added disclosure on page 15 of your
preliminary proxy statement; however, it would appear that Lowenstein Sandler and
Mr. Lee were engaged to represent the special committee, and not the unaffiliated
security holders. Please revise your disclosure in accordance with Item 1014(d) of
Regulation M-A to state whether a majority of directors who are not employees of the
company retained an unaffiliated representative to act solely on behalf of unaffiliated
security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

3.   The preliminary Duff & Phelps report dated September 27, 2012 differs in what appear to
be material respects from the final report, in that that the preliminary report includes a

leveraged buyout analysis, as well as a premiums paid analysis with different results. You have not described these differences in your disclosure, nor the extent to which they were taken into account by the board of directors, the special committee, and/or the filing persons. Please make these disclosures, or advise.

4.   We note the materials from Duff & Phelps dated June 28, 2012. Please describe in your background section the meeting at which these materials were discussed with the special committee. We also note that the projections included on page 7 of these materials appear to differ from those disclosed on page 36 of your preliminary proxy statement. Please revise your preliminary proxy statement to disclose all financial projections prepared by or on behalf of the company that are materially related to the going-private transaction. Please also disclose any material differences in the analyses appearing in this report and the two later reports delivered by Duff & Phelps.

Certain Effects of the Merger, page 29

5.   In response to prior comment 14, you have added disclosure on page 30 of your preliminary proxy statement setting forth the percentage interest and dollar value of UM Holdings Group in net book value and net earnings of the company after the transaction. Please provide tabular disclosure of this information for each filing person, both before and after the transaction.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter H. Ehrenberg, Esq.
        Lowenstein Sandler P.C.

        James H. Carll, Esq.
        Archer & Greiner, P.C.